UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-1169
OH&R INVESTMENT PLAN
(Full title of the Plan)
THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

Audited Financial Statements and
Supplemental Schedules
OH&R Investment Plan
December 31, 2006 and 2005, and Year Ended December 31, 2006
With Report of Independent Registered Public Accounting Firm

OH&R Investment Plan
Audited Financial Statements and Supplemental Schedules
December 31, 2006 and 2005, and Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm
The Timken Company, Administrator
   of the OH&R Investment Plan
We have audited the accompanying statements of net assets available for benefits of the OH&R Investment Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U. S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions and assets (held at end of year) as of December 31, 2006, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Cleveland, Ohio
June 22, 2007

OH&R Investment Plan
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005

Assets
Investments, at fair value:
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	$6,107,572	$5,708,964
Participant notes receivable	202,006	209,479

Total investments, at fair value	6,309,578	5,918,443

Receivables:
Contribution receivable from participants	—	25,231
Contribution receivable from The Timken Company	13,648	30,608

Total receivables	13,648	55,839

Net assets available for benefits at fair value	6,323,226	5,974,282

Adjustment from fair value to contract value for interest in The Master Trust Agreement for The Timken Company Defined Contributions Plans relating to fully benefit-responsive investment contracts	7,643	5,313

Net assets available for benefits	$6,330,869	$5,979,595

See accompanying notes.

OH&R Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions
Investment income:
Net investment gain from The Master Trust Agreement for The Timken Company Defined Contribution Plans	$408,952
Interest	13,495

422,447

Participant rollovers	58,056

Contributions:
Participants	255,146
The Timken Company	216,669

471,815

Total additions	952,318

Deductions
Benefits paid directly to participants	594,469
Administrative expenses	6,576

Total deductions	601,045

Net increase	351,273

Assets available for benefits:
Beginning of year	5,979,595

End of year	$6,330,868

See accompanying notes.

OH&R Investment Plan
Notes to Financial Statements
December 31, 2006 and 2005, and
Year Ended December 31, 2006
1. Description of the Plan
The following description of the OH&R Investment Plan (the Plan) provides only general information. Participants should refer to the Total Rewards handbook (Summary Plan Description) for a more complete description of the Plan’s provisions.
General
OH&R Special Steels Company (the Company) was a subsidiary of Latrobe Steel Company, which was a subsidiary of The Timken Company. Effective December 8, 2006, The Timken Company sold Latrobe Steel Company. As a result of this transaction, all participants in the Plan terminated their employment with The Timken Company, and the Plan will no longer have any new participants or contributions. However, the Timken Company, the Plan Administrator, will continue to sponsor the Plan for those participants who have elected not to transfer their accounts to another plan. The Plan is a defined contribution plan, which covered full-time employees of the Marlborough division of Latrobe Steel Company (those formerly employed by Houghton & Richards Companies) and employees of the Vienna division of Latrobe Steel Company (those formerly employed by Ohio Alloy Steels, Inc.). Full-time employees of the Company became eligible to participate in the Plan the first of the month coincident with or next following the completion of one full calendar month of full-time service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Under the provisions of the Plan, participants were able to elect to contribute up to 20% of their gross earnings directly to the Plan subject to Internal Revenue Service (IRS) limitations. Participants were also able to contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matched employee contributions, “Matching Contributions,” at an amount equal to 100% of the first 3% of the participant’s gross earnings and 50% of the excess of 3% up to the next 3% of the participant’s gross earnings.
The Plan also provided for a “Core Contribution” by the Company for employees at the Vienna Division who did not have five years of Credited Service or 50 points (in Credited Service and age) as of December 31, 2003. This contribution was based on the participant’s full years of service and age as of December 31 of the previous calendar year. Core Contribution amounts ranged from 1.0% to 4.5%. For the employees of the Marlborough Division, the Plan provided for a “Base Contribution” determined as an allocation of 1% of the participant’s prior quarter’s earnings and was paid quarterly.

OH&R Investment Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Upon enrollment, a participant was required to direct their contribution in 1% increments to any of the Plan’s fund options. The Matching Contributions and Base Contributions were invested in the Timken Company Common Stock Fund. Participants were not allowed to direct the investment of the Matching Contributions or Base Contributions made in Timken common shares until January 1, following three calendar years after they were made; reaching the age of 55; 30 years of service, or following retirement. Core Contributions were invested based on the participant’s investment election. Participants have access to their account information and the ability to make changes daily through an automated telecommunication system and through the Internet.
Participants were able to elect to have their vested dividends in the Timken Company Common Stock Fund distributed to them in cash rather than automatically reinvested in Timken common shares.
Participant Accounts
Each participant’s account was credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants were immediately vested in their contributions and Matching Contributions plus actual earnings thereon. Vesting in the Core Contribution portion of their account plus actual earnings thereon occurred after completion of three years of service. Vesting of the Base Contribution portion of their account plus actual earnings thereon occurred over a period of three years with 50% vested after one year and an additional 25% in years two and three.

OH&R Investment Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participant Notes Receivable
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally cannot exceed five years for general purpose loans and 30 years for residential loans. The loans are secured by the balance in the participant’s account and bear interest at an interest rate of 1% in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
As a result of their termination of service to The Timken Company due to the sale of Latrobe Steel Company, participants having a vested account balance greater than $1,000 were given the option of: (i) transferring their account balance to another plan; (ii) receiving a lump-sum amount equal to the vested balance of their account; (iii) receiving installment payments of their vested assets over a period of time not to exceed their life expectancy, or; (iv) leaving their vested account balance in the Plan. Participants having a vested account balance less than $1,000 received a lump-sum amount equal to their vested account balance. Participants electing to leave their vested assets in the Plan may do so until age 70 1/2 after which time the lump-sum or installment distribution options would apply.
Plan Termination
Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Trustee shall distribute to each participant the balance in their separate account.
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.

OH&R Investment Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
New Accounting Pronouncement
In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.
As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.
2. Accounting Policies
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value and are invested in The Master Trust Agreement for The Timken Company Defined Contribution Plans (Master Trust), which was established for the investment of assets of the Plan and the seven other defined contribution plans sponsored by the Company. The fair value of the Plan’s interest in the Master Trust is based on the value of the Plan’s interest in the fund plus actual contributions and allocated investment income (loss) less actual distributions.

OH&R Investment Plan
Notes to Financial Statements (continued)
2. Accounting Policies (continued)
The Plan’s trustee, JP Morgan (Trustee), maintains a collective investment trust of Timken common shares in which The Timken Company’s defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year. The valuation per unit of The Timken Company Common Stock Fund was $16.20 and $17.79 at December 31, 2006 and 2005, respectively.
Investments in registered investment companies and common collective funds are valued at the redemption value of units held at year-end. Participant loans are valued at cost, which approximates fair value. The fair value of investment contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
The Trustee, holds all the Plan’s investment assets and executes investment transactions. All investment assets of the Plan, except for participant loans, are pooled for investment purposes in the Master Trust.

OH&R Investment Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The following table presents a summary of the investments of the Master Trust as of December 31:

	2006	2005

Investments, at fair value as determined by quoted market price:
The Timken Company Common Stock Fund	$328,532,326	$371,273,167
Registered investment companies	276,803,386	204,247,230
Common collective funds	277,910,070	251,476,932

	883,245,782	826,997,329

Investment contracts, at fair value	145,405,625	127,627,313
Adjustment from fair value to contract value	1,818,969	1,338,233

Investment contracts, at contract value	147,224,594	128,965,546

	$1,030,470,376	$955,962,875

At December 31, 2006, The Timken Company Common Stock Fund consisted of 20,281,150 units of the Company’s common stock. The Plan’s interest in the Master Trust was 0.59% as of December 31, 2006.
Investment income relating to the Master Trust is allocated to the individual plans based upon the average balance invested by each plan in each of the individual funds of the Master Trust. Investment income for the Master Trust is as follows:

	Year Ended December 31,
	2006	2005

Net (depreciation) appreciation in fair value of investments determined by quoted market price:
The Timken Company Common Stock Fund	$(29,486,575)	$62,912,449
Registered investment companies	19,973,017	15,627,808
Common collective funds	37,607,507	17,964,100

	28,093,949	96,504,357
Net appreciation in investment contracts	4,447,290	4,206,220
Interest and dividends	19,254,001	11,134,434

Total Master Trust	$51,795,240	$111,845,011

OH&R Investment Plan
Notes to Financial Statements (continued)
4. Non-Participant-Directed Investments
Information about the net assets and the significant components of changes in net assets related to non-participant-directed investments is as follows:

	December 31,
	2006	2005

Investments, at fair value:
Interest in Master Trust related to The Timken Company Common Stock Fund	$1,429,231	$1,518,887
Receivables:
Participant and Company contribution receivable	897	22,936

	$1,430,128	$1,541,823

Year Ended
December 31,
2006
Change in net assets:
Net depreciation in fair value of investments	$(129,942)
Dividends	29,697
Participant and Company contributions	184,973
Benefits paid directly to participants	(135,626)
Expenses	(2,654)
Transfers to participant directed accounts	(58,142)

$(111,694)

5. Investment Contracts
Investment contracts consist of a global wrap structure, or Stable Value Fund, with three fully benefit-responsive wrap contracts. The Stable Value Fund provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party which are backed by underlying assets owned by the Master Trust. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

OH&R Investment Plan
Notes to Financial Statements (continued)
5. Investment Contracts (continued)
As described in Note 2, because the investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contracts. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rates for the wrap contracts are calculated on a quarterly basis (or more frequently if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index, but cannot be less than zero.
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2006

Net assets available for benefits per the financial statements	$6,330,869
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(7,643)

Net assets available for benefits per the Form 5500	$6,323,226

The following is a reconciliation of investment income per the financial statements to the Form 5500:

December 31, 2006

Total investment income per the financial statements	$408,952
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(7,643)

Total investment income per the Form 5500	$401,309

The fully benefit-responsive investment contracts have been adjusted from fair value to contract value for purposes of the financial statements. For purposes of the Form 5500, the investment contracts will be stated at fair value.
6. Risks and Uncertainties
The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

OH&R Investment Plan
Notes to Financial Statements (continued)
7. Income Tax Status
The Plan has received a determination letter from the IRS dated April 23, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, believes that the Plan is qualified and the related trust is tax-exempt.
8. Related-Party Transactions
Related-party transactions included the investments in the common stock of The Timken Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.
The following is a summary of transactions in Timken common shares with the Master Trust for the year ended December 31, 2006:

	Shares	Dollars
Purchased	1,912,796	$33,336,551
Issued to participants for payment of benefits	82,802	935,591
Dividends received	404,143	6,948,308
Benefits paid to participants include payments made in Timken common shares valued at quoted market prices at the date of distribution.
Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by The Timken Company. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

Supplemental Schedules

OH&R Investment Plan
EIN #34-0577130      Plan #002
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
December 31, 2006

Total That Constitute
Participant Contributions	Nonexempt Prohibited
Transferred Late to the Plan	Transactions
$10,616	$10,616

OH&R Investment Plan
EIN #34-0577130       Plan #002
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2006

	Description of Investment,
	Including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
Lessor, or Similar Party	Par, or Maturity Value	Value
Participant notes receivable	Interest rates ranging from 5.0% to 10.5%	$202,006

*	Indicates party in interest to the Plan.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OH&R INVESTMENT PLAN
Date: June 27, 2007	By:	/s/ Scott A. Scherff
Scott A. Scherff
Assistant Secretary